EXHIBIT 21.1
Subsidiaries of SeaSpine Holdings Corporation

Name of Subsidiary	State or Country of Incorporation or Organization
IsoTis International SARL	Switzerland
IsoTis OrthoBiologics, Inc.	Washington
IosTis, Inc.	Delaware
SeaSpine, Inc.	Delaware
SeaSpine Sales LLC	Delaware
SeaSpine Orthopedics Corporation	Delaware
Theken Spine, LLC	Ohio
SeaSpine Orthopedics IntermediateCo, Inc.	Delaware
Project Maple Leaf Holdings ULC	British Columbia
7D Surgical ULC	British Columbia
7D Surgical USA Inc.	Delaware
7D Surgical International Inc.	Barbados